

May 13, 2025

L. Kevin Kelly
Chief Executive Officer
Cycurion, Inc.
1640 Boro Place, Fourth Floor
McLean, VA 22102

      Re: Cycurion, Inc.
           Registration Statement on Form S-1
           Filed May 7, 2025
           File No. 333-287052

Dear L. Kevin Kelly:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten at 202-551-3447 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Keith Billotti